UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

JUNIPER INDUSTRIAL HOLDINGS, INC.

(Name of Issuer)
Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)
48205G106

(CUSIP Number)

February 17, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48205G106	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Bayberry Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,814,970*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,814,970*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,814,970*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12		TYPE OF REPORTING PERSON IA

*See Item 4 for additional information.

CUSIP No. 48205G106	SCHEDULE 13G

1		NAME OF REPORTING PERSONS Bayberry Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,814,970*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,814,970*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,814,970*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12		TYPE OF REPORTING PERSON OO

*See Item 4 for additional information.

CUSIP No. 48205G106	SCHEDULE 13G

Item 1.	(a) Name of Issuer

Juniper Industrial Holdings, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

14 Fairmount Avenue, Chatham, New Jersey 07928

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by Bayberry Capital Partners LP, a Delaware limited partnership (the “Firm”) and Bayberry Master LP, a Cayman Islands exempted limited partnership (“Bayberry Master”). The address for the Firm and Bayberry Master is: 30 East 23rd Street, 3rd Floor New York, NY 10010.

.

Item 2.	(d) Title of Class of Securities

Class A Common Stock, $0.0001 par value per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

48205G106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

N/A

CUSIP No. 48205G106	SCHEDULE 13G

Item 4. Ownership

Information with respect to the Firm’s ownership of securities of the issuer is incorporated by reference to items (5) - (9) and (11) of the respective cover page of the Firm.

As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned: 1,814,970*

(b) Percent of Class: 5.3%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,814,970*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,814,970*

As reported in the cover pages to this report, the ownership information with respect to Bayberry Master is as follows:

(a) Amount Beneficially Owned: 1,814,970*

(b) Percent of Class: 5.3%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,814,970*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,814,970*

*The Firm is the investment manager to Bayberry Master. As of February 17, 2021, the Firm may be deemed to beneficially own an aggregate of 1,814,970 shares of Common Stock of the Issuer. This Schedule 13G excludes warrants (“Warrants”) to purchase up to 240,000 shares of Common Stock held by Bayberry Master. Each Warrant entitles the holder to purchase one share of the Issuer’s Common Stock at an exercise price of $11.50 per share. The Issuer’s Warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the Issuer’s initial public offering. The Firm, as the investment manager to Bayberry Master, may be deemed to beneficially own these securities. Angela Aldrich is the sole member of the general partner of the Firm and exercises investment discretion with respect to these securities. Ownership percentages are based on 34,500,000 shares of Common Stock reported as issued and outstanding in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 48205G106	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2021

Bayberry Capital Partners LP

By: /s/ Brian C. Smith

Brian C. Smith, Chief Operating Officer

Bayberry Master LP

By: /s/ Brian C. Smith

Brian C. Smith, Chief Operating Officer